Exhibit 99.1

Mountain Province Diamonds Production Report for the Second Quarter ended June 30, 2017

Shares Issued and Outstanding: 160,183,833
TSX and NASDAQ: MPVD

TORONTO and NEW YORK, July 20, 2017 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces production results for the second quarter ended June 30, 2017 from the Gahcho Kué Diamond Mine ("GK Mine").

Highlights

•	The second quarter of 2017 represented the first full quarter of commercial production for the GK Mine, as commercial production was declared on March 1, 2017.
•	Mining of overburden, waste rock and ore in the 5034 open pit for the second quarter was approximately 8.4 million tonnes, with approximately 396,000 tonnes of ore (100 percent basis) stockpiled at period end.

•	In the second quarter of 2017, the GK Mine treated approximately 767,000 tonnes of ore through the process plant and recovered approximately 1,614,000 carats on a 100% basis for an average grade of approximately 2.10 carats per tonne. The Company's attributable share of second quarter diamond production was approximately 791,000 carats.

Production Statistics

	2017 Q2	2017 H1

Total tonnes mined (100%) (overburden, waste and ore)	8,390,000	16,059,000
Ore tonnes mined (100%)	940,000	1,551,000
Ore tonnes processed (100%)	767,000	1,259,000
Carats recovered (100%)	1,614,000	2,481,000
Carats recovered (49% share)	791,000	1,216,000
Recovered grade (carats per tonne)	2.10	1.97

In this first full calendar quarter of operations since the declaration of commercial production, the GK Mine diamond processing plant averaged 8,618 tonnes of kimberlite processed per day, and 8,977 tonnes per day over the most recent two months of May and June, notably in excess of its nameplate capacity of 8,226 tonnes per day.

Said David Whittle, the Company's Interim President and Chief Executive Officer, "Given the strong plant performance and our favourable grade experience to date, we remain confident we will meet or exceed our full-year 2017 production guidance."

Board Change

The Company advises that Patrick Evans has now resigned as a Director of Mountain Province, following his departure in early June as Chief Executive Officer.  Said Jonathan Comerford, Chair of the Board of Directors of the Company, "Patrick's assistance through our CEO transition has been greatly appreciated, and after his 11 years of service on the Board we wish him the best in his future endeavours."

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine and projected to produce an average of 4.5 million carats a year over a 12 year mine life.

The Gahcho Kué Diamond Mine consists of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the current mine plan.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
Cautionary Statement: This news release contains forward-looking statements under applicable Canadian and US securities regulations and legislation in which Mountain Province discusses its potential future performance. Forward-looking statements are all statements other than statements of historical facts, such as projections or expectations relating to ore grades and processing rates, production and sales volumes, cash costs, operating cash flows, capital expenditures, debt management initiatives, exploration efforts and results, development and production activities and costs, liquidity, tax rates, the impact of diamond price changes, reserve estimates, and future dividend payments. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and any similar expressions are intended to identify those assertions as forward-looking statements. Under its current project finance facility Mountain Province is not permitted to pay dividends on common stock unless and until obligations under the facility have been satisfied. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to restrictions under the Company's project finance facility, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Mountain Province cautions readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause Mountain Province's actual results to differ materially from those anticipated in the forward-looking statements include supply of and demand for, and prices of, diamonds, mine commissioning, mining sequencing, production rates, cash flow, industry risks, regulatory changes, political risks, labor relations, weather- and climate-related risks, environmental risks and other risk factors.

Investors are cautioned that many of the assumptions upon which Mountain Province's forward-looking statements are based are likely to change after the forward-looking statements are made, including for example diamond prices, which Mountain Province cannot control, and production volumes and costs, some aspects of which Mountain Province may not be able to control. Further, Mountain Province may make changes to its business plans that could affect its results. Mountain Province disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2017/20/c5429.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 02:00e 20-JUL-17